SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 10, 2014

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : April 10, 2014	By:	/s/ Mu-Piao Shih
	Name:	Mu-Piao Shih
	Title:	President and Acting CFO

Exhibit Index

Exhibit No.	Description
EX-99.1	Announcement on 2014/03/12 : Announcement for the procurement of Broadband Aggregation network equipment, MSER, (group B)

EX-99.2	Announcement on 2014/03/17 : The Company participates in an investors conference

EX-99.3	Announcement on 2014/03/20 : The Company participates in an investors conference

EX-99.4	Announcement on 2014/03/24 : Clarification of the news report "Expecting the Board to resolve cash dividends of more than NT$5 tomorrow"

EX-99.5	Announcement on 2014/03/25 : The Board resolves to release the non-compete restriction on managerial officers

EX-99.6	Announcement on 2014/03/25 : The Board resolves to convene the Company's annual general meeting on June 24, 2014

EX-99.7	Announcement on 2014/03/25 : The Board resolves the earnings and cash distribution from capital surplus for 2013

EX-99.8	Announcement on 2014/03/25 : Clarification of the news report NCKU develops intelligent watches and sells the technology to CHT by NT$0.1 billion

EX-99.9	Announcement on 2014/04/01 : The Company awarded a contract of Integrated Taxation Information System for the Tax Renovation Plan

EX-99.10	Announcement on 2014/04/10 : To announce the Company's March 2014 revenues

EX-99.11	Announcement on 2014/04/10 : March 2014 sales